Exhibit 12.1

Statement regarding the computation of ratios

Boston Edison

Computation of Earnings to Fixed Charges

(Dollars in Thousands)

Fixed Charge Ratio Components	12 Months Ended September 30, 2003	For the Year Ended December 31,
		2002	2001	2000	1999	1998
Pre-Tax Income from Continuing Operations:
Net Income	127,091	134,103	150,353	146,028	160,314	157,337
Tax Expense	88,188	92,282	97,574	100,898	68,564	82,639

Pre-tax Income from Continuing Operations:	215,279	226,385	247,927	246,926	228,878	239,976

Fixed Charges:
Interest Expense	99,709	95,771	98,936	114,211	97,757	91,114
Rentals*	19,289	19,378	19,033	15,100	13,400	9,784

Total Fixed Charges:	118,998	115,149	117,969	129,311	111,157	100,898

Pre-tax Income from Continuing Operations, plus Fixed Charges	334,277	341,534	365,896	376,237	340,035	340,874

Ratio of Earnings to Fixed Charges	2.81	2.97	3.10	2.91	3.06	3.38

*	Represents a reasonable approximation of the interest factor included in rental expense.